

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2014

<u>Via E-mail</u>
Mr. Delbert Steiner
Chief Executive Officer
New Jersey Mining Company
201 N. Third Street
Coeur d'Alene, ID 83814

> **Re: New Jersey Mining Company**
> **Registration Statement on Form 10**
> **Filed February 25, 2014**
> **File No. 000-28837**

Dear Mr. Steiner:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. In particular, we note that you have not provided current financial statements consistent with Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

This registration statement will become effective sixty days after filing with the Commission or within such shorter period as the Commission may direct. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies before it becomes effective.

You may contact Tiffany Posil at (202) 551-3589 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director